Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K STREET, NW WASHINGTON, D.C. 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

February 22, 2018

VIA EDGAR

Melissa Raminpour, Branch Chief
Office of Transportation and Leisure
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
 Washington, D.C. 20549

Re:	Nordic American Tankers Limited Form 20-F for Fiscal Year Ended December 31, 2016 Filed May 1, 2017 File No. 001-13944

Dear Ms. Raminpour:
We refer to the annual report on Form 20-F, filed by Nordic American Tankers Limited (the "Company") with the Securities and Exchange Commission (the "Commission") on May 1, 2017 (the "Annual Report").  By letter dated February 5, 2018 (the "Comment Letter"), the staff of the Commission (the "Staff") provided the Company with its comments to the Annual Report.
For your convenience, each response is prefaced by the exact text of the Staff's corresponding comment in bold text.
Form 20-F for Fiscal Year Ended December 31, 2016
H. — Critical Accounting Policies, page 39
Goodwill, page 43
We reviewed your response to prior comment 5 and have the following comments/inquiries regarding your goodwill impairment model:
•	Tell us how your TCE calculations translate into future cash flow projections.
•	Tell us how many (annual) time periods are used for the discrete cash flow periods leading up to the terminal value.

U.S. Securities and Exchange Commission
February 22, 2018

•	Tell us all of the assumptions used in your terminal value estimate (i.e. constant return on capital, constant growth rate and constant return on new investment capital).
•
In estimating the WACC, tell us whether or not you considered adding a control premium when compiling the various factors included in the WACC calculation (e.g., cost of debt, market risk premium, unsystematic risk premium, beta, et al).

•	Tell us how your TCE calculations translate into future cash flow projections.
We refer to our responses to questions 4 and 5 in our response letter dated January 19, 2018 with regards to how we arrived at the TCE rates for the first and second year, and for the years thereafter in our impairment model. To perform step one of the goodwill impairment test, we estimated the fair value of our one reporting unit using an income approach that utilizes TCE rates as a significant input into our model. These rates have been applied in the fair value model as a direct input to the model to determine forecasted voyage revenues for the relevant periods.
We have projected future cash flows based on TCE rates, as described above, less estimated operating expenses, dry-docking expenses and less general and administrative expenses. The TCE rates are converted to annual forecasted revenues by multiplying TCE by the number of days in the year less days for expected off-hire and dry-docking. In addition, we have included estimated cash inflows from expected scrapping of the existing fleet and cash outflows upon expected replacement of retired vessels. Scrapping is assumed to take place when a vessel reaches 25 years of age, the end of the assumed economic useful life of a vessel. Cash outflow from replacement of the vessel scrapped is assumed to take place at the same time.
•	Tell us how many (annual) time periods are used for the discrete cash flow periods leading up to the terminal value.
The goodwill impairment model encompasses 28 annual time periods leading up to the terminal value. We utilized 28 years in the model to capture the full lifecycle of the vessels on hand and newbuildings on order. Applying an alternative time period of 25 years does not materially affect the calculation.
•	Tell us all of the assumptions used in your terminal value estimate (i.e. constant return on capital, constant growth rate and constant return on new investment capital).
We calculated the terminal value estimate based on the perpetuity growth methodology (i.e. the Company will continue to generate cash flow at a normalized state) and have assumed a growth factor of 0%. The terminal value estimate has been calculated by dividing the discounted cash flow in year 28 by the weighted average cost of capital, or the WACC. The discounted estimated cash flow in year 28 in combination with the 0% growth factor utilized assumes a constant return on investment capital and a constant return on new investment capital. The consideration of replacement capital expenditures is incorporated into the terminal value estimate through year 28 cash flows, which approximates average capital expenditures.

U.S. Securities and Exchange Commission
February 22, 2018

•
In estimating the WACC, tell us whether or not you considered adding a control premium when compiling the various factors included in the WACC calculation (e.g., cost of debt, market risk premium, unsystematic risk premium, beta, et al).

The Company has not applied a control premium to the WACC. The estimated discount rate is assumed to reflect the market participants' view of holding 100% of the cash flows.
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The Company understands that it is responsible for the adequacy and accuracy of the disclosure in its filing; Staff comments or changes to disclosure to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please feel free to contact the undersigned at (212) 574-1223, or Evan Preponis at (212) 574-1438, with any questions or comments.

Very truly yours,

SEWARD & KISSEL LLP

/s/ Gary J. Wolfe
By: Gary J. Wolfe

cc:	Jim Dunn Securities and Exchange Commission

John Stickle Securities and Exchange Commission

John D. Brown Securities and Exchange Commission

Herbjørn Hansson Chief Executive Officer Nordic American Tankers Limited

Bjørn Giaever Chief Financial Officer Nordic American Tankers Limited